VASOMEDICAL, INC.
180 Linden Avenue
Westbury, New York  11590

July 8, 2010

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549

Re:          Vasomedical, Inc.
Form 10-K for the year ended May 31, 2009
Forms 10-Q for the quarters ended August 31, 2009,
November 30, 2009 and February 28, 2010
File No. 0-18105

Dear Mr. Vaughn:

We are in receipt of your letter of June 22, 2010 regarding our Form 10-K for the year ended May 31, 2009 and our Forms 10-Q for the quarters ended August 31, 2009, November 30, 2009 and February 28, 2010.

We have addressed your comment in response to the numbered comment in your June 22, 2010 letter.

Form 10-Q for the quarter ended February 28, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Gross Profit, page 20

1.	Roll forward of inventory - The roll forward of our inventory valuation for the periods ended May 31, 2008, 2009 and February 28, 2010 is as follows:

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Deductions		Balance at End of Period
Year Ended May 31, 2008
Allowance for Inventories	677,166		(83,121)	1	594,045

Year Ended May 31, 2009
Allowance for Inventories	594,045		(200,074)	2	393,971

Nine-Months Ended February 28, 2010
Allowance for Inventories	393,971		(131,208)	3	262,763

1-To conform reserve to lowered unit cost of the related inventory (part R2-900 @ $900.00 each) (dr. reserve cr.
Inventory)
2- Reflects write-off of obsolete & unrecoverable inventories (dr. reserve cr. Inventory)
3- Reversal of allowance no longer considered necessary $131,208 (dr. reserve cr. COGS)

In fact, the Inventory Allowance level had remained at $677,000 going back to May 31, 2006 when the Company’s inventory levels were much higher.  Some history and perspective is helpful to understanding the inventory valuation and related management analysis and judgments. That history and perspective includes the following:

Original impairment – As indicated above, the “original impairment” was made years ago and in connection with inventory that is largely no longer on hand.  No specific impairment charge was made for the inventory that is the subject of this discussion.

Inventory levels - Four years ago, in fiscal 2006, the Company’s inventory levels were much higher than today with raw materials alone nearing total inventory levels of today.  At May 31, 2006, raw materials and work in process totaled more than $2.7 million whereas total raw material and work in progress inventory levels today more normally approximate $1.5 – 1.6 million (40% lower) as shown below:

	Year ended	Year ended	Year ended	Year ended	Qtr. Ended
	5/31/2006	5/31/2007	5/31/2008	5/31/2009	2/28/2010
Raw materials	1,500,592	1,430,832	1,489,554	1,040,748	962,351
Work in process	1,243,986	915,744	603,925	522,823	682,627
Finished goods	632,261	448,222	153,244	310,126	326,712	(a)
Total inventory, gross	3,376,839	2,794,797	2,246,723	1,873,696	1,971,690

(a) excludes $469,000 Angio purchase (not in prior periods) and $216,000 in delayed shipments(non-recurring)

Inventory obsolescence – In addition to higher dollars of inventory in past years, there were higher quantities of slow moving and obsolete items than exist in today’s inventory.  In past years we were primarily a manufacturer and changes in product specifications caused more obsolescence.  Currently we outsource more of our production, or significant subassemblies to be integrated into a final product, and therefore there are fewer opportunities for obsolescence. In addition, these original impairment allowances were made when significant product model changes were being made that impacted our raw materials and components inventory..

Inventory valuation allowance procedures – In March 2009, I was appointed Chief Financial Officer after having been the Company’s cost accounting manager for one year.  In that same timeframe (early 2009), the Company appointed Rothstein Kass & Co. P.C. as its independent registered public accounting firm and the Company retained a new SOX compliance consultant to assist it in documenting our internal accounting controls and disclosure controls.  Our auditors, SOX consultants and I observed that the level of documentation of inventory valuation allowances in the past could use improvement.  Specifically, the documentation of the allowance level could benefit from more specificity.  The auditors reported this in their audit findings and recommended that the valuation allowance procedure be strengthened in 2010.

We performed an initial assessment of the valuation allowance with the May 31, 2009 audit which resulted in a passed audit adjustment to reduce the allowance.  In passing the adjustment to reduce the allowance, we agreed to do further analysis.

What we found when we did our analysis is that the reduction in inventory levels since 2006 consisted disproportionately of obsolete inventory that was worked off or disposed.  However, the inventory allowance did not decrease accordingly.  Since the records and procedures in the past were not that extensive, we decided to change those procedures and the result of those changed procedures is new information that indicates that the inventory allowance was high.  As we quantified this, we adjusted our financial statements accordingly at August 31, 2009 and February 28, 2010 for this new information about this management estimate.

Therefore:

-
The “original impairment” resulting in the inventory allowance was incurred prior to 2006; the specific goods in question were not written down as contemplated by SAB  Topic 5BB because they did not exist in our inventory at that time

-
Instead, the needs for the inventory allowances set up years ago have changed as those inventory items have been disposed and the allowance for inventory has not been adjusted sufficiently to reflect this

-
Therefore, we changed our procedures in fiscal 2010 to include better documentation of the items making up the inventory allowance in order to provide more specific documentation of current the needs of the allowance so the allowance can be “trued-up”

-
These changes in our procedures yielded new information that the existing inventory allowance was high and this “true up” of the inventory valuation allowance is supported in generally accepted accounting principles by ASC 250-10-45-17, Change in Accounting Estimate (please see Appendix A) and not in SAB Topic 5BB because we are not writing up inventory items that had been written down, we are correcting an accounting estimate for new and better information.

In order to clarify this matter in the Company’s Form 10Q for the period ended February 28, 2010, the Company proposes to amend that filing in the following manner.

On page 20 of our Form 10Q for the period ended February 28, 2010, the discussion currently reads as follows:

“Gross profit prior to an adjustment for inventory recovery of $131,208 based on an engineering evaluation of obsolete inventory, and an evaluation of the obsolete inventory reserve, increased to $1,775,224, or 54% of revenues, for the first three quarters of fiscal 2010 compared to $1,444,737, or 42% of revenues, for the same three quarters of fiscal 2009.”

We propose to amend page 20 of our Form 10Q to read as follows:

“Gross profit increased to $1,775,224, or 54% of revenues, for the first three quarters of fiscal 2010 compared to $1,444,737, or 42% of revenues, for the same three quarters of fiscal 2009.  During the first three quarters fiscal 2010, we determined that our allowance for obsolete and slow moving inventory included amounts that were no longer needed due to such inventory that had been disposed in prior periods.  This information became available as a result of new, strengthened procedures over the documentation of the needs of the inventory allowance.  The allocation of amounts to specific periods is not determinable.  As such, the inventory valuation allowance was reduced by approximately $130,000 and such amount was recorded as a reduction to cost of goods sold and an increase to gross profit in the current period.  ”

Additionally, on Page 23 in Part II, Item 4T, Form 10Q for the period ended February 28, 2010, currently reads as follows:

“…There were no changes during the fiscal quarter ended February 28, 2010 in our internal controls or in other factors that could have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

We propose to amend Page 23 of our Form 10Q to read as follows:

“…During the three months ended February 28, 2010, the Company completed the change in its internal control procedures over its inventory valuation allowance.  The Company strengthened its procedures by providing for a greater specificity in line-by-line detail documentation of the parameters of the needs of the allowance.  This change was made in order to strengthen the documentation of management’s judgments in this area.  As a result of this change, management determined that the inventory valuation allowance had not sufficiently reflected the reduction of obsolete and slow moving inventory.  Since it was not practicable to determine which periods were affected by what amounts, the Company adjusted the inventory valuation allowance in the nine months ended February 28, 2010 by increasing reported gross profit by approximately $130,000.”

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and
-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me.

Sincerely,
VASOMEDICAL INC.

/s/ Tarachand “Dave” Singh
Tarachand “Dave” Singh
Chief Financial Officer

Vasomedical
Appendix A to Response to SEC comment letter of June 22, 2010

Change in Accounting Estimate (source: ASC 250-10-45-17)

A change in accounting estimate shall be accounted for in the period of change if the change affects that period only or in the period of change and future periods if the change affects both. A change in accounting estimate (defined below) shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

Change in Accounting Estimate (source: FASB Master Glossary)

A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.